                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                                  Italy Fund
                              ------------------
                               (Name of Issuer)

                                 Common Stock
                    --------------------------------------
                        (Title of Class of Securities)

                                   465395101
                              ------------------
                                (CUSIP Number)

Mr. J. Ezra Merkin                  With a copy to:
Gabriel Capital, L.P.               Lawrence G. Goodman, Esq.
450 Park Avenue, Ste. 3201          Shereff, Friedman, Hoffman & Goodman, LLP
New York, New York  10022           919 Third Avenue
(212) 838-7200                      New York, New York 10022
                                    (212) 758-9500
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                April 13, 1998
                   ---------------------------------------
                   (Date of Event which Requires Filing of
                               this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: An EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange

Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D

CUSIP No. 465395101                             Page    2    of    9      Pages
          ------------                               -------     --------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Gabriel Capital, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                        (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

       NUMBER OF       7      SOLE VOTING POWER
        SHARES
     BENEFICIALLY      8      SHARED VOTING POWER
       OWNED BY                    190,979
         EACH
       REPORTING       9      SOLE DISPOSITIVE POWER
        PERSON
         WITH          10     SHARED DISPOSITIVE POWER
                                   190,979


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                 190,979

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 2.0%

14       TYPE OF REPORTING PERSON*

                                 PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.  465395101                           Page    3    of     9      Pages
          -------------                             -------     ---------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Ariel Fund Limited

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                        (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          281,682
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
        WITH           10      SHARED DISPOSITIVE POWER
                                        281,682

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    281,682

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.0%
14       TYPE OF REPORTING PERSON*
                                    CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
 ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.  465395101                           Page    4    of   9        Pages
          ---------------------                     -------     ---------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Ariel Management Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |X|
                                                                       (b)  |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          281,682
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
         WITH          10      SHARED DISPOSITIVE POWER
                                        281,682

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    281,682

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.0%
14       TYPE OF REPORTING PERSON*


                                    CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
 ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.  465395101                             Page    5    of     9    Pages
          ---------------------                       -------     -------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  J. Ezra Merkin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|
                                                                      (b)  |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          472,661
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
         WITH          10      SHARED DISPOSITIVE POWER
                                        472,661

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                      472,661

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    4.9%
14       TYPE OF REPORTING PERSON*

                                    IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
 ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

                  This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of May 9, 1997 (the "Schedule 13D") filed by Gabriel Capital, L.P., Ariel Fund Limited, Ariel Management Corp. and J. Ezra Merkin (the "Reporting Persons") relating to the common stock (the "Common Stock") of Italy Fund (the "Issuer"). The address of the Issuer is 388 Greenwich Street, New York, New York 10013. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 5.           Interest in Securities of the Issuer

                  (a) and (b) Gabriel is the beneficial owner of 190,979 shares of Common Stock, for a total beneficial ownership of 2.0% of the outstanding shares of Common Stock.

                  Ariel Fund is the beneficial owner of 281,682 shares of Common Stock, for a total beneficial ownership of 3.0% of the outstanding shares of Common Stock.

                  Ariel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 281,682 shares of Common Stock owned by Ariel Fund. Accordingly, Ariel may be deemed to be the beneficial owner of 281,682 shares of Common Stock, or 3.0% of the outstanding shares of Common Stock.

                  As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 190,979 shares of Common Stock owned by Gabriel. In addition, as the sole shareholder and president of Ariel, Merkin may be deemed to have power to vote and to direct the voting of and the power to dispose and direct the disposition of the 281,682 shares of Common Stock owned by Ariel Fund. Accordingly, Merkin may be deemed to be the beneficial owner of 472,661 shares of Common Stock, or 4.9% of the outstanding shares of Common Stock.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 9,503,089 outstanding shares of Common Stock of the Issuer as of

March 26, 1998, as reported in the Issuer's Proxy Statement for its 1998 Annual Meeting.

                  (c) Schedule I indicates the transactions effected by the Reporting Persons during the past 60 days. Except as indicated, all such trades were effected through the public markets.

                  (d)      Not Applicable.

                                    Page 6

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                  (e) The Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the Common Stock on April 13, 1998.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       GABRIEL CAPITAL, L.P.

                                       By:     /s/ J. Ezra Merkin
                                               ------------------
                                               Name:  J. Ezra Merkin
                                               Title:  General Partner

                                       ARIEL FUND LIMITED

                                       By: MEESPIERSON MANAGEMENT
                                           (CAYMAN) LIMITED

                                       By:     /s/ Roger H. Hanson/John Lysaght
                                               --------------------------------
                                       Name: Roger H. Hanson/John Lysaght
                                       Title: Director/Authorized Signatory

                                       ARIEL MANAGEMENT CORP.

                                       By:     /s/ J. Ezra Merkin
                                               ------------------
                                               Name:   J. Ezra Merkin
                                               Title:  President


                                       /s/ J. Ezra Merkin
                                       ------------------
                                       J. EZRA MERKIN

Dated:  May  6, 1998

                                    Page 8

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                                  SCHEDULE I

      Purchase and Sale of Shares of Common Stock Within the Last 60 Days

                                                Number of Shares
                                              ---------------------
                               Aggregate
                  Price Per      Share        Ariel
        Date        Share        Amount        Fund        Gabriel
       ------      -------      --------      ------      --------
      4/07/98      $16.00        45,000       26,820        18,180
      4/09/98       15.69        25,000       14,900        10,100
      4/13/98       15.69        20,000       11,920         8,080


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